

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

Via Email
Craig A. Sheldon
Chief Financial Officer and Treasurer
Cantel Medical Corp.
150 Clove Road
Little Falls, New Jersey 07424

   Re: Cantel Medical Corp.
     Form 10-K for Fiscal Year Ended July 31, 2014
     Filed September 29, 2014
     File No. 001-31337

Dear Mr. Sheldon:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/Brian Cascio

           Brian Cascio
           Accounting Branch Chief